NOBLE CORPORATION PLC

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

July 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cheryl Brown

RE:	Noble Corporation plc
Registration Statement on Form S-4
File No. 333-280726 Request for Effectiveness

Dear Ms. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Noble Corporation plc (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 9, 2024, as amended on July 19, 2024, be accelerated to July 25, 2024 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the staff of the Division of Corporate Finance of the Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Jennie Howard
	Name:	Jennie Howard
	Title:	Senior Vice President, General Counsel
and Corporate Secretary